Exhibit 99.1

enCore Energy Corp.

101 N. Shoreline Blvd, Suite 450

Corpus Christi, TX 78401

August 29, 2024

VIA SEDAR+

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities Service, Newfoundland and Labrador

The Office of the Superintendent of Securities, Prince Edward Island

Autorité des marchés financiers

Superintendent of Securities, Government of the Northwest Territories

Office of the Superintendent of Securities – Government of Yukon – Department of Community Services

Registrar of Securities, Government of Nunavut – Department of Justice

Dear Sirs and Mesdames:

Re:	Report of Voting Results

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of the shareholders of enCore Energy Corp. (the “Company”) held on August 28, 2024.

1.	Election of Directors. The following nominees were elected as directors to serve until the next annual general meeting of the shareholders:

William M. Sheriff	For:	81,595,318
	Withheld/Abstain:	1,860,353
	Non Voted:	18,739,026

W. Paul Goranson	For:	83,373,418
	Withheld/Abstain:	82,253
	Non Voted:	18,739,026

Dennis E. Stover	For:	81,899,257
	Withheld/Abstain:	1,556,414
	Non Voted:	18,739,026

William B. Harris	For:	81,628,618
	Withheld/Abstain:	1,827,054
	Non Voted:	18,739,025

Mark S. Pelizza	For:	81,393,602
	Withheld/Abstain:	2,062,070
	Non Voted:	18,739,025

Richard M. Cherry	For:	68,637,806
	Withheld/Abstain:	14,817,865
	Non Voted:	18,739,026

Susan Hoxie-Key	For:	66,434,230
	Withheld/Abstain:	17,021,440
	Non Voted:	18,739,027

2.	Appointment of Auditors. The shareholders approved the appointment of Davidson & Company LLP as auditors of the Company at a remuneration to be fixed by the board of directors of the Company.

For:	102,131,529
Withheld/Abstain:	63,167
Non Voted:	1

3.	Approval of Long Term Incentive Plan. The shareholders approved the adoption of the Company’s long term incentive plan, as more particularly described in the management information circular dated July 15, 2024 prepared for the meeting.

For:	62,035,343
Against:	21,420,296
Non Voted:	33

Yours truly,

ENCORE ENERGY CORP.

“W. Paul Goranson”
W. Paul Goranson, Director & CEO